

July 3, 2013

Via E-mail
Michael Hull
Chief Financial Officer
GelTech Solutions, Inc.
1460 Park Lane South, Suite 1
Jupiter, FL 33458

> **Re:** **GelTech Solutions, Inc.**
> **Post-Effective Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 7, 2013**
> **File No. 333-178911**

Dear Mr. Hull:

We have reviewed your response letter dated June 25, 2013, and have the following comment.

General

1. We note your response to comment one in our letter dated June 17, 2013. Please revise your prospectus disclosure to describe the impact of a possible Section 5 violation. For example, please reflect the amount subject to possible rescission on your financial statements, describe the matter in a note to the financial statements, add risk factor disclosure, and provide MD&A disclosure.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Erin Jaskot, Staff Attorney, at (202) 551-3442, or me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Michael D. Harris, Esq. (*via E-mail*)
        Nason, Yeager, Gerson, White & Lioce, P.A.